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N E W S   R E L E A S E

TALISMAN COMPLETES SALE OF SUDAN ASSETS

CALGARY, Alberta – March 12, 2003 – Talisman Energy Inc. today completed the sale of its indirectly held interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited ("OVL"), a subsidiary of India's national oil company. Government and consortium member consents and approvals for the sale were obtained earlier in the week.

The aggregate amount realized by Talisman and its subsidiaries from the transaction (including interest) was approximately US$771 million (C$1.13 billion), subject to post-closing adjustments.  Under the transaction, an indirect wholly owned subsidiary of Talisman sold and assigned to OVL all of the shares of Talisman (Greater Nile) B.V. (“TGN BV”), as well as the debt owed by TGN BV to the subsidiary. TGN BV holds a 25% interest in the Greater Nile Oil Project and owns 25% of the shares of the joint operating company for the Project.  As reported in Talisman’s October 30, 2002 announcement of the sale, OVL was entitled to receive the benefit of all free cash flow from TGN BV’s interest in the Project commencing September 1, 2002 as well as associated working capital.  Talisman’s subsidiary has received approximately US$84 million from TGN BV since August 31, 2002 and consequently closing cash proceeds were approximately US$687 million.

Talisman has continued to record production, cash flow, income and capital expenditures relating to the project for the period until closing, in accordance with Canadian generally accepted accounting principles.  Talisman anticipates it will record an after tax gain on sale in the first quarter of 2003 of between C$275-285 million.  This is lower than earlier estimates largely due to the Company recording operating earnings from Sudan for the period from January 1, 2003 to closing.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations & Corporate Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

05/03

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~